UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

          -------------------------------------------------------------

                        ALTERNATIVE ENERGY SOURCES, INC.

             (Exact name of registrant as specified in its charter)
          -------------------------------------------------------------

               Delaware                               000-51762                            74-3038728
--------------------------------------------------------------------------------------------------------------------
     (State or other jurisdiction             (Commission File Number)                  (I.R.S. Employer
           of incorporation)                                                         Identification Number)


             310 West 20th Street, 2nd Floor
                  Kansas City, Missouri                                           64108-2005
         (Address of principal executive offices)                                 (Zip Code)

                                 (816) 842-3835
              (Registrant's telephone number, including area code)



        88 West 44th Avenue, Vancouver, British Columbia, V5Y 2V1, Canada
          (Former Name or Former Address, if Changed Since Last Report)

                        ALTERNATIVE ENERGY SOURCES, INC.

                         310 West 20th Street, 2nd Floor
                        Kansas City, Missouri 64108-2005
                                 (816) 842-3835

                                -----------------

                        INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 14F-1 THEREUNDER


                                EXPLANATORY NOTE

         Upon the consummation of the Transactions (as defined and described more fully below), Alternative Energy Sources, Inc. became the parent company and sole stockholder of Beemer Energy, Inc. Unless otherwise indicated or the context otherwise requires, the terms "Company," "Alternative Energy," "we," "us," and "our" refer to Alternative Energy Sources, Inc. and its affiliates, including Beemer Energy, Inc., after giving effect to the Transactions. Unless otherwise indicated or the context otherwise requires, references to "Beemer" refer to Beemer Energy, Inc. before giving effect to the Transactions.

                                  INTRODUCTION

         This Information Statement is being mailed on or about June 23, 2006, to holders of record on June 9, 2006, of shares of common stock, par value $0.0001 per share ("Common Stock") of Alternative Energy Sources, Inc., a Delaware corporation, in connection with the change in membership of our Board of Directors (the "Board"). The composition of a majority of the Board will change in conjunction with the completion of a merger (the "Merger") between Beemer Acquisition Corp., a wholly-owned subsidiary of the Company ("Acquisition Sub") and Beemer Energy, Inc. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated by the Securities and Exchange Commission (the "SEC").

         On the effective date of the Merger, June 19, 2006, Stephen Jackson, who was Alternative Energy's sole director prior to the effective date, appointed Mark A. Beemer to fill one of the vacancies on the Board. Also on June 19, 2006, Mr. Jackson resigned from the Board, effective July 4, 2006. On July 4, 2006, Mr. Beemer will appoint Lee L. Blank to fill one of the four vacancies on the Board following the resignation of Mr. Jackson. The remaining vacancies will be filled upon finding suitable candidates.

   WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S
      STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

                                CHANGE OF CONTROL

         On June 19, 2006 (the "Closing Date"), the Company, Acquisition Sub and Beemer entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"). On the Closing Date, Acquisition Sub merged with and into Beemer, with Beemer remaining as the surviving corporation, and our wholly-owned subsidiary. On the Closing Date, the holders of Beemer's issued and outstanding capital stock before the Merger (the "Beemer Stockholders") surrendered all of their issued and outstanding capital stock of Beemer and received 12,900,000 shares of common stock of Alternative Energy, par value $0.0001 per share ("Common Stock"). The stockholders of Alternative Energy before the Merger (the "Alternative Energy Stockholders") retained 15,000,000 shares of Common Stock.

         Also on the Closing Date, the Company closed on a private offering of units of its securities consisting of Common Stock and warrants to purchase Common Stock (the "Offering"). Investors in the Offering purchased 12,000,000 shares of Common Stock and warrants to acquire 12,000,000 shares of Common Stock. Consideration for the investors' purchases totaled $12,000,000.

         As a result of the Merger and the Offering, the Alternative Energy Stockholders now own approximately 37.04% of the issued and outstanding shares of Common Stock and the Beemer Stockholders, investors in the Offering and a finder that received shares of Common Stock in connection with the Merger and the Offering own approximately 63.96% of the Company's issued and outstanding Common Stock.

         These transactions are discussed in greater detail in the Company's Current Report on Form 8-K filed with the SEC on June 23, 2006.

               TERMS OF THE PRIVATE PLACEMENT OFFERING AND MERGER

The Merger

         On the Closing Date, the Beemer Stockholders surrendered all of their issued and outstanding capital stock of Beemer and received 12,900,000 shares of Common Stock. The Alternative Energy Stockholders retained 15,000,000 shares of Common Stock.

         The Merger Agreement contains customary representations, warranties and covenants. The Merger Agreement contains a post-closing adjustment to the number of shares of Common Stock issued to the Beemer Stockholders in an amount of up to 2,000,000 shares of Common Stock, on a pro rata basis, for any breach of the Merger Agreement by Alternative Energy discovered during the two year period following the Closing Date.

         The Merger will be treated as a reverse merger of the Company for financial accounting purposes. Accordingly, the historical financial statements of Alternative before the Merger will be replaced with the historical financial statements of Beemer before the Merger in all future filings with the Securities and Exchange Commission.

The Offering

         Concurrently with the Merger, Alternative Energy closed a private offering of units ("Units") each Unit consisting of one share of Common Stock and a warrant to acquire one share of Common Stock for a period of five years at an exercise price of $2.00 per share. On the Closing Date, the investors in the Offering collectively purchased 12,000,000 Units, or 12,000,000 shares of Common Stock and warrants to acquire 12,000,000 shares of Common Stock, for total consideration of $12,000,000 (the "PPO Closing").

         The sale of Units in the Offering was exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 of Regulation D as promulgated by the SEC. The Units were offered and sold only to "accredited investors," as that term is defined in Rule 501 of Regulation D. The Merger, the Offering and the other transactions related thereto are collectively referred to herein as the "Transactions."

         Broadmoor Capital Partners, LLC was issued 600,000 shares of Common Stock as a finder's fee in connection with the Merger and the Offering (the "Finder Fee"). Canaccord Capital Corporation received $350,000 as a fee for fiscal advisory services rendered in connection with the Offering.

Registration Rights

         Within 120 days of the Closing Date, Alternative Energy will be required to file a registration statement (the "Registration Statement") registering for resale the shares of Common Stock purchased by the investors in the Offering, the shares of Common Stock issuable on exercise of the warrants issued to the investors in the Offering and the shares of Common Stock to be issued on the Closing Date as the Finder Fee.

Lock-Up Agreements

         Incident to the consummation of the Merger and as of the Closing Date, Mark A. Beemer and Lee L. Blank entered into Lock-Up Agreements with Tompkins Capital Group pursuant to which Messrs. Beemer and Blank have agreed not to offer, sell or otherwise dispose of all or a portion of the shares of Common Stock acquired in connection with the Merger Agreement, without the consent of Tompkins Capital Group, during the period commencing on the Closing Date and ending on the 24-month anniversary of the Closing Date. Prior to their entry into the Lock-Up Agreements, there was no material relationship between Tompkins Capital Group and Messrs. Beemer and Blank.

                                VOTING SECURITIES

         As of the Closing Date, the Company had 40,500,000 shares of Common Stock issued and outstanding. For matters requiring stockholder action, each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held.

         Normally, the election of directors requires the vote of a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. You are not required to vote on this change of directors and your vote is not requested.


                           FORWARD LOOKING STATEMENTS

         This Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This Statement includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as "believe," "plan," "intend," "anticipate," "target," "estimate," "expect," and the like, and/or future-tense or conditional constructions ("will," "may," "could," "should," etc.). Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

         Although forward-looking statements in this report reflect the good faith judgment of management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Statement. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Statement, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.


                       INFORMATION CONCERNING THE COMPANY

Business

          The Company, a Delaware corporation, is a development stage Company and plans to engage in the business of constructing, owning and operating fuel grade ethanol plants. The ethanol expected to be produced by the plants is intended to be used by refineries and ultimately blended with gasoline fuel for internal combustion engines. Additionally, the Company anticipates that the plants will be designed to produce dried distilled grains, which are used in the manufacture of various animal feeds. The Company's operations will substantially be the operations of Beemer, its wholly-owned subsidiary. Beemer was formed on May 10, 2006.

         By Fall, 2006 the Company intends to complete permitting for two corn-based ethanol plants in Iowa and anticipates opening these plants for commercial production by Summer, 2008. The Company expects each plant to produce nearly 200 ethanol freight cars per week, acting as a consistent pipeline to the end blender or refinery, and 140 freight cars per week of dried distillers grains. The Company is led by a seasoned management team who will call on their experience in grain trading, railroad negotiations, logistical economics and acquisitions to ensure the success and growth of this venture.

         The Company's business strategy and anticipated competitive advantage is to produce ethanol at the lowest cost by:

            o Coal fired plants for distillation energy as compared to natural gas fired plants.

            o Significant economies of scale with identical plants each producing 250 million gallons of ethanol per year.

            o Unit train economics whereby products are shipped in unit trains with dedicated power compared to single car shipments.

            o Lowest cost producer status by way of spreading more fixed costs over more gallons, using coal, and operating the plant with similar labor requirements as a 40 million gallon plant.

Available Information

         We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Reports filed with the SEC pursuant to the Exchange Act, including proxy statements, annual and quarterly reports, and other reports we file, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Investors can request copies of these documents upon payment of a duplicating fee by writing to the SEC. The reports we file with the SEC are also available on the SEC's Internet site (http://www.sec.gov).

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the Closing Date, calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of Common Stock; (ii) each of the directors and executive officers of the Company; and (iii) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each of our directors and executive officers is 310 West 20th Street, 2nd Floor, Kansas City, Missouri 64108.

                                                                  Number of Shares         Percentage
                                                                    Beneficially        of Common Stock
Name and Address of Beneficial Owner                                  Owned (1)           Outstanding
------------------------------------------------------------- --- ------------------ -- -----------------

Mark A. Beemer(2)                                                     8,165,000              20.04%

Lee L. Blank(3)                                                       5,130,000              12.66%

Executive Officers and Directors as Group                            13,295,000              32.62%

(1) Beneficial ownership is calculated based on 40,500,000 shares of Common Stock issued and outstanding as of the Closing Date. Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC. The number of shares beneficially owned by a person includes shares of Common Stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Closing Date. The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person's name, subject to community property laws, where applicable, unless otherwise noted in the applicable footnote.
(2) Includes warrants to purchase 250,000 shares of Common Stock for a period of five years at an exercise price of $2.00 per share, exercisable within 60 days of the Closing Date.
(3) Includes warrants to purchase 10,000 shares of Common Stock for a period of five years at an exercise price of $2.00 per share, exercisable within 60 days of the Closing Date.

                        CHANGES TO THE BOARD OF DIRECTORS

         On the Closing Date, Stephen Jackson, who was Alternative Energy's sole director prior to the effective date, appointed Mark A. Beemer to fill one of the vacancies on the Board. Also on the Closing Date, Mr. Jackson resigned from the Board, effective July 4, 2006. On July 4, 2006, Mr. Beemer will appoint Lee
L. Blank to fill one of the four vacancies on the Board following the resignation of Mr. Jackson. The remaining vacancies will be filled upon finding suitable candidates.

         Messrs. Beemer and Blank are currently executive officers and stockholders of the Company.

         To the best of the Company's knowledge, none of Messrs. Beemer and Blank has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                            MANAGEMENT OF THE COMPANY

         The following table sets forth the executive officers and directors, their ages and position(s) with the Company after the Merger.

Name                                     Age            Position
----------------------------------      --------       -------------------------

Mark A. Beemer                            43           President
                                                       Chief Executive Officer
                                                       Director

Lee L. Blank                              42           Executive Vice President
                                                       Chief Operating Officer
                                                       Director


Mark A. Beemer

         Mr. Beemer has 18 years experience in the grain and feed processing industry. He started his career in commodity trading with Louis Dreyfus Corporation, in Wilton, Connecticut. In 1993, Mr. Beemer joined Archer Daniels Midland Company ("ADM") as manager of corn trading for 14 western facilities through a joint venture with Louis Dreyfus Corporation. During his 12 years with ADM, Mr. Beemer also served Assistant Vice President of Corporate Transportation, where he was involved in negotiating rail contracts. In 2001, Mr. Beemer became Vice President of Strategic Planning, Transportation, Origination, and Operations for the bankrupt Farmland Industries joint venture with ADM where he was responsible for eliminating Farmland's unprofitable food corn business, and merging ADM's shuttle train facility with Farmland Industries' to a create a large corn trading deck. Mr. Beemer was also responsible for developing and implementing all trading strategies for ADM's Hard Red Wheat trading on the delivery market contracts on the Kansas City Board of Trade. In 2005, Mr. Beemer joined Penford Products Company located in Cedar Rapids, Iowa, where he served as Vice President of Commodities and assumed responsibility for trading corn futures, corn basis, natural gas, and other by-products of corn wet mills and oversaw all risk management utilizing futures, options, and cash contracts.

Lee L. Blank

         Mr. Blank brings 19 years of management experience with ADM to Alternative Energy. Early in his career with ADM, Mr. Blank served as manager for soybean crushing plants located in three states and was responsible for soybean procurement, by-product trading, risk management, collaborating with operations and commercial desks and overseeing sales of $150,000,000. Mr. Blank also served as Director of Rates for ADM Corporate Transportation where he negotiated more than $700,000,000 in total freight rates with major railroads. In addition, Mr. Blank served as Western Sales Manager of Bio-Products Division where he had approximately $50,000,000 in annual sales. Most recently, Mr. Blank was the Sales Manager and Director of Exports for ADM Milling where he had $90,000,000 domestic sales and $80,000,000 export sales under management.

Board Committees

         The Board intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an "audit committee financial expert." Additionally, the Board is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by the Board, the full Board will undertake the duties of the audit committee, compensation committee and nominating committee. We do not currently have an "audit committee financial expert" since we currently do not have an audit committee in place.

Code of Ethics

         The Company has not formally adopted a written code of ethics that applies to the Company's principal executive officer, principal financial officer or controller, or persons performing similar functions. Based on the Company's small size, early development stage and limited financial and human resources, Alternative Energy did not adopt a written code of ethics prior to the Merger. We intend to formalize and adopt a written code of ethics as soon as practicable following the Closing Date.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the last two years, there have been no transactions, or proposed transactions, to which we are or were a party, in which any of our directors or executive officers, any nominee for election as a director, any persons who beneficially owned, directly or indirectly, shares totaling more than five percent of the issued and outstanding Common Stock or any relatives of any of the foregoing had or is to have a direct or indirect material interest.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

         No officers or directors of the Company accrued or received any compensation for their services during fiscal year 2005. Our current executive officers, who were executive officers of Beemer, did not receive a salary during fiscal year 2005, as Beemer was incorporated on May 10, 2006.

Compensation of Directors

         There are currently no compensation arrangements in place for the members of the Board. We expect to establish these arrangements as new members are appointed to the Board.

Employment Contracts and Termination of Employment and Change in Control Agreements

         We have entered into executive employment agreements with Mark A. Beemer, our President and Chief Executive Officer and Lee L. Blank, our Executive Vice President and Chief Operating Officer. Prior to their entry into the employment agreements, no material relationship existed between the Company and Mr. Beemer or the Company and Mr. Blank.

Mark A. Beemer - President and Chief Executive Officer

         On the Closing Date, we entered into an executive employment agreement with Mr. Beemer which provides for an initial annual base salary of $190,000, with the opportunity to increase the base salary up to $240,000 upon the occurrence of certain events, and an annual bonus subject to the Company achieving its target performance levels as approved by the Compensation Committee of the Board.

         Under the agreement, Mr. Beemer will also receive options to purchase up to 300,000 shares of Common Stock under our 2006 Equity Incentive Plan, which options will vest in equal annual installments on the first, second and third anniversaries of the date of grant. Subsequent grants of stock options will vest and be exercisable pursuant to the terms and conditions of the 2006 Equity Incentive Plan, described below in this Information Statement.

         Mr. Beemer's employment agreement has a four year term of service subject to termination for cause and without cause, and provides for severance payments to Mr. Beemer, in the event he is terminated without cause or he terminates the agreement for good reason, in the amount equal to one year's base salary in effect immediately before such termination. "Good reason" includes an adverse change in the executive's position, title, duties or responsibilities, or any failure to re-elect him to such position (except for termination for cause). Mr. Beemer's employment agreement includes standard indemnity, insurance, non-competition and confidentiality provisions.


Lee L. Blank - Executive Vice President and Chief Operating Officer

         On the Closing Date, we entered into an executive employment agreement with Mr. Blank which provides for an initial annual base salary of $160,000, with an opportunity to increase the base salary up to $210,000 upon the occurrence of certain events, and an annual bonus subject to the Company achieving its target performance levels as approved by the Compensation Committee of the Board.

         Under the agreement, Mr. Blank will also receive options to purchase up to 200,000 shares of Common Stock under our 2006 Equity Incentive Plan, which options will vest in equal annual installments on the first, second and third anniversaries of the date of grant. Subsequent grants of stock options will vest and be exercisable pursuant to the terms and conditions of the 2006 Equity Incentive Plan, described below in this Information Statement.

         Mr. Blank's employment agreement has a four year term of service subject to termination for cause and without cause and provides for severance payments to Mr. Blank in the event he is terminated without cause or he terminates the agreement for good reason in the amount equal to one year's base salary in effect immediately before such termination. "Good reason" includes an adverse change in the executive's position, title, duties or responsibilities, or any failure to re-elect him to such position (except for termination for cause). Mr. Blank's employment agreement includes standard indemnity, insurance, non-competition and confidentiality provisions.

2006 Equity Incentive Plan

         Prior to the Closing Date, our Board approved and adopted the 2006 Equity Incentive Plan (the "2006 Plan"). The approval and adoption of the 2006 Plan will be submitted for ratifications to our stockholders following the Merger. A copy of the 2006 Equity Incentive Plan is attached as Appendix A to this Information Statement.

         The 2006 Plan is intended to promote the interests of the Company by attracting and retaining exceptional employees, consultants, and directors (collectively referred to as the "Participants"), and enabling such Participants to participate in the long-term growth and financial success of the Company. Under the 2006 Plan, the Company may grant stock options, which are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Incentive Stock Options"), non-qualified stock options (the "Non-Qualified Stock Options"), and restricted stock awards (the "Restricted Stock Awards"), which are restricted shares of Common Stock (the Incentive Stock Options, the Non-Qualified Stock Options and the Restricted Stock Awards are collectively referred to as "Incentive Awards"). Incentive Stock Options may be granted pursuant to the 2006 Plan for 10 years from the Effective Date, and Non-Qualified Stock Options and Restricted Stock Awards may be granted pursuant to the 2006 Plan after the Effective Date and until the 2006 Plan is discontinued or terminated by the Board.

         From time to time, we may issue Incentive Stock Options or Non-Qualified Stock Options pursuant to the 2006 Plan. The Incentive Stock Options will be evidenced by and granted under a written incentive stock option agreement. The Non-Qualified Stock Options will be evidenced by and issued under a written non-qualified stock option agreement.

         The Board reserved a total of 4,000,000 shares of our Common Stock for issuance under the 2006 Plan. If an incentive award granted under the 2006 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the Plan.

         The number of shares subject to the 2006 Plan, any number of shares subject to any numerical limit in the 2006 Plan, and the number of shares and terms of any Incentive Award may be adjusted in the event of any change in our outstanding Common Stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the year ended December 31, 2005 all such filing requirements applicable to our officers and directors were complied with.

         This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.


                                          The Board of Directors
                                          of Alternative Energy Sources, Inc.

                                          June 23, 2006

                                   APPENDIX A

                           2006 EQUITY INCENTIVE PLAN


         1. Purpose. The purpose of this Equity Incentive Plan (the "Plan") is to advance the interests of Alternative Energy Sources, Inc. (the "Company") and its Affiliates (as defined below) by inducing eligible individuals of outstanding ability and potential to join and remain with, or to provide consulting or advisory services to, the Company or its Affiliates, by encouraging and enabling eligible employees, Outside Directors (as defined below), consultants, and advisors to acquire proprietary interests in the Company, and by providing participating eligible employees, Outside Directors, consultants, and advisors with an additional incentive to promote the success of the Company. These purposes are accomplished by providing for the granting of Incentive Stock Options, Nonqualified Stock Options, Reload Options, Stock Appreciation Rights, and Restricted Stock (all as defined below) to eligible employees, Outside Directors, consultants, and advisors.

         2. Definitions. As used in the Plan, the following terms have the meanings indicated:

                  (a) "Affiliate" means a "parent corporation" or a "subsidiary corporation" (as set forth in Code Sections 424(e) and 424(f), respectively) of the Company.

                  (b) "Applicable Withholding Taxes" means the aggregate minimum amount of federal, state, local, and foreign income, payroll, and other taxes that an Employer is required to withhold in connection with the grant, vesting, or exercise of any Award.

                  (c) "Award" means an Incentive Stock Option, a Nonqualified Stock Option, a Reload Option, a Stock Appreciation Right, or Restricted Stock.

                  (d) "Beneficiary" means the person or entity designated by the Participant, in a form approved by the Company, to exercise the Participant's rights with respect to an Award after the Participant's death. If the Participant does not validly designate a Beneficiary, or if the designated person no longer exists, then the Participant's Beneficiary shall be his or her estate.

                  (e) "Board" means the Board of Directors of the Company.

                  (f) "Cause" shall have the same meaning given to such term (or other term of similar meaning) in Employment Agreement for purposes of termination of employment under such agreement, and in the absence of any such agreement or if such agreement does not include a definition of "Cause" (or other term of similar meaning), the term "Cause" shall mean (i) any material breach by the Participant of any agreement to which the Participant and the Company or an Affiliate are parties, (ii) any continuing act or omission to act by the Participant which may have a material and adverse effect on the Company's business or on the Participant's ability to perform services for the Company or an Affiliate, including, without limitation, the commission of any crime (other than minor traffic violations), or (iii) any material misconduct or material neglect of duties by the Participant in connection with the business or affairs of the Company or an Affiliate.

                  (g) "Change in Control" means, unless such term or an equivalent term is otherwise defined with respect to an Award by the Participant's Award agreement, any Employment Agreement or in a written contract of service, the occurrence of any of the following:

                      (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that the following acquisitions shall not constitute a Change in Control: (1) an acquisition by any such person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (2) any acquisition directly from the Company, including, without limitation, a public offering of securities, (3) any acquisition by the Company, (4) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or
(5) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

                      (ii) an Ownership Change Event or series of related Ownership Change Events (collectively, a "Transaction") in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2(x)(iii), the entity to which the assets of the Company were transferred (the "Transferee"), as the case may be; or

                      (iii) a liquidation or dissolution of the Company.

provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this paragraph (g) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of incumbent Directors. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

                  (h) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any rulings or regulations promulgated thereunder.

                  (i) "Committee" means the Board, the Compensation Committee of the Board, or such other committee of the Board as the Board appoints to administer the Plan; provided, however, that should Section 162(m) of the Code and Section 16 of the Securities Exchange Act of 1934 apply to Awards under the Plan, if any member of the Committee does not qualify as both an "outside director" for purposes of Code Section 162(m) and a "non-employee director" for purposes of Rule 16b-3, the remaining members of the Committee (but not less than two members) shall be constituted as a subcommittee of the Committee to act as the Committee for purposes of the Plan.

                  (j) "Commission" means the U.S. Securities and Exchange Commission.

                  (k) "Company" means Alternative Energy Sources, Inc., a Delaware corporation, and its subsidiaries.

                  (l) "Company Stock" means common stock, par value $.0001 per share, of the Company. In the event of a change in the capital structure of the Company affecting the common stock (as provided in Section 14), the shares resulting from such a change in the common stock shall be deemed to be Company Stock within the meaning of the Plan.

                  (m) "Date of Grant" means the date on which the Committee grants an Award, or such future date as may be determined by the Committee.

                  (n) "Disability" means a disability within the meaning of Code
                  Section 22(e)(3).

                  (o) "Employer" means the Company and each Affiliate that employs one or more Participants. (p) "Employment Agreement" means any written employment or other similar agreement between the Participant and the Company or an Affiliate.

                  (q) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  (r) "Fair Market Value" means on any given date the fair market value of Company Stock as of such date, as determined by the Committee. If the Company Stock is listed on a national securities exchange or traded on the over-the-counter market, Fair Market Value means the closing selling price or, if not available, the closing bid price or, if not available, the high bid price of the Company Stock quoted on such exchange, or on the over-the-counter market as reported by the NASDAQ Stock Market ("NASDAQ"), or if the Company Stock is not listed on NASDAQ, then by the National Quotation Bureau, Incorporated, on the day immediately preceding the day on which the Award is granted or exercised, as the case may be, or, if there is no selling or bid price on that day, the closing selling price, closing bid price, or high bid price on the most recent day which precedes that day and for which such prices are available.

                  (s) "Incentive Stock Option" means an Option that qualifies for favorable income tax treatment under Code Section 422.

                  (t) "Mature Shares" means shares of Company Stock for which the shareholder has good title, free and clear of all liens and encumbrances.

                  (u) "Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

                  (v) "Option" means a right to purchase Company Stock granted under the Plan, at a price determined in accordance with the Plan.

                  (w) "Outside Director" means a member of the Board who is not an employee of, or a consultant or advisor to, the Company or an Affiliate as of the Date of Grant.

                  (x) "Ownership Change Event" means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company;
(ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

                  (y) "Participant" means any employee, Outside Director, consultant, or advisor (including independent contractors, professional advisors, and service providers) of the Company or an Affiliate who receives an Award under the Plan.

                  (z) "Restricted Stock" means Company Stock awarded under
Section 9 of the Plan.

                  (aa) "Reload Option" means a reload option grant made in accordance with Section 7 of the Plan.

                  (bb)"Rule 16b-3" means Rule 16b-3 of the Commission promulgated under the Exchange Act. A reference in the Plan to Rule 16b-3 shall include a reference to any corresponding rule (or number redesignation) of any amendments to Rule 16b-3 enacted after the effective date of the Plan's adoption.

                  (cc) "Securities Act" means the Securities Act of 1933, as amended.

                  (dd)"Stock Appreciation Right" means a right to receive amounts awarded under Section 8.

         3. Stock. Subject to Section 14 of the Plan, there shall be reserved for issuance under the Plan an aggregate of 4,000,000 shares of Company Stock, which may be authorized but un-issued shares, or shares held in the Company's treasury, or shares purchased from stockholders expressly for use under the Plan. In addition, shares allocable to Awards granted under the Plan that expire, are forfeited, are cancelled without the delivery of the shares, or otherwise terminate unexercised, may again be available for Awards under the Plan. For purposes of determining the number of shares that are available for Awards under the Plan, the number shall also include the number of shares surrendered by a Participant actually or by attestation or retained by the Company in payment of Applicable Withholding Taxes, and any Mature Shares surrendered by a Participant upon exercise of an Option or in payment of Applicable Withholding Taxes. Shares issued under the Plan through the settlement, assumption, or substitution of outstanding awards or obligations to grant future awards as a condition of an Employer acquiring another entity shall not reduce the maximum number of shares available for delivery under the Plan.

         4. Eligibility. Subject to the terms of the Plan, the Committee shall have the power and complete discretion, as provided in Section 13, to select eligible employees, Outside Directors, consultants, and advisors to receive an Award under the Plan; provided, however, that any Award shall be subject to the following terms and conditions:

                  (a) Only those individuals who are employees (including officers) of the Company or an Affiliate at the Date of Grant shall be eligible to receive an Incentive Stock Option under the Plan.

                  (b) All employees (including officers) and Outside Directors of, or consultants and advisors to, either the Company or an Affiliate at the Date of Grant shall be eligible to receive Nonqualified Stock Options, Stock Appreciation Rights, and Restricted Stock; provided, however, that Nonqualified Stock Options, Stock Appreciation Rights, and Restricted Stock may not be granted to any such consultants and advisors unless (i) bona fide services have been or are to be rendered by such consultant or advisor and (ii) such services are not in connection with the offer or sale of securities in a capital raising transaction.

                  (c) Anything herein to the contrary notwithstanding, any recipient of an Award under the Plan must be includable in the definition of "employee" provided in the general instructions to Form S-8 Registration Statement under the Securities Act.

                  (d) The grant of an Award shall not obligate an Employer to pay any employee, Outside Director, consultant, or advisor any particular amount of remuneration, to continue the employment of the employee or engagement of the Outside Director, consultant, or advisor after the grant, or to make further grants to the employee, Outside Director, consultant, or advisor at any time thereafter.

         5.       Stock Options.

                  (a) The Committee may make grants of Options to Participants. Except as otherwise provided herein, the Committee shall determine the number of shares for which Options are granted, the Option exercise price per share, whether the Options are Incentive Stock Options or Nonqualified Stock Options, and any other terms and conditions to which the Options are subject.

                  (b) The exercise price of shares of Company Stock covered by an Option shall be not less than 100 percent of the Fair Market Value of Company Stock on the Date of Grant. Except as provided in Section 14, (i) the exercise price of an Option may not be decreased after the Date of Grant and (ii) a Participant may not surrender an Option in consideration for the grant of a new Option with a lower exercise price or another Award.

                  (c) All Options granted hereunder shall be subject to the following terms and conditions:

                      (i) All Options shall be evidenced by a written stock option agreement (the "Stock Option Agreement") setting forth all the relevant terms of the Award.

                      (ii) No Option shall be exercisable more than 10 years after the Date of Grant.

                      (iii) The aggregate Fair Market Value, determined at the Date of Grant, of shares for which Incentive Stock Options become exercisable by a Participant during any calendar year shall not exceed $100,000 and any amount in excess of $100,000 shall be treated as a Non-Qualified Stock Option. The maximum aggregate number of shares for which Incentive Stock Options may be issued under the Plan to any Participant in any calendar year shall be 200,000.

                      (iv) If an Incentive Stock Option is granted to an employee who owns, at the Date of Grant, more than 10 percent of the total combined voting power of all classes of stock of the Company or an Affiliate, then (A) the option price of the shares subject to the Incentive Stock Option shall be at least 110% of the Fair Market Value of the Company Stock at the Date of Grant and (B) such Incentive Stock Option shall not be exercisable after the expiration of 5 years from the Date of Grant.

                      (v) Subject to earlier termination of the Option as otherwise provided herein and unless otherwise provided in any Employment Agreement or as provided by the Committee in the grant of an Option and set forth in or incorporated into the Stock Option Agreement: (A) if the employment of an employee by, or the services of an Outside Director for, or consultant or advisor to, the Company or an Affiliate should be terminated for Cause or terminated voluntarily by the grantee, then any outstanding Option shall terminate immediately, (B) if such employment or services terminates for any other reason, any such Option exercisable as of the date of termination may be exercised at any time within three months of termination. For purposes of this subsection, (y) the retirement of an individual either pursuant to a pension or retirement plan maintained by the Company or an Affiliate or at the applicable normal retirement date prescribed from time to time by the Company shall be deemed to be termination of the individual's employment other than voluntarily or for Cause, and (z) an individual who leaves the employ or services of the Company or an Affiliate to become an employee or Outside Director of, or a consultant or advisor to, an entity that has assumed the Option as a result of a corporate reorganization or the like shall not be considered to have terminated employment or services.

                      (vi) Subject to earlier termination of the Option as otherwise provided herein and unless otherwise provided in any Employment Agreement or as provided by the Committee in the grant of an Option and set forth in or incorporated into the Stock Option Agreement, if the holder of an Option under the Plan ceases employment or services because of Disability while employed by, or while serving as an Outside Director for or a consultant or advisor to, the Company or an Affiliate, then such Option may, subject to the provisions of subsection (viii) below, be exercised at any time within one year after the termination of employment or services due to the Disability.

                      (vii) Subject to earlier termination of the Option as otherwise provided herein and unless otherwise provided in any Employment Agreement or as provided by the Committee in the grant of an Option and set forth in or incorporated into the Stock Option Agreement, if the holder of an Option under the Plan dies (A) while employed by, or while serving as an Outside Director for or a consultant or advisor to, the Company or an Affiliate, or (B) within three months after the termination of employment or services other than voluntarily by the grantee or for Cause, then such Option may, subject to the provisions of subsection (viii) below, be exercised by the Participant's Beneficiary at any time within one year after the Participant's death.

                      (viii) An Option may not be exercised after termination of employment, termination of directorship, termination of consulting or advisory services, Disability or death except to the extent that the holder was entitled to exercise the Option at the time of such termination or as otherwise provided in a currently effective written Employment Agreement, consulting agreement or other related agreement executed between the Company and the employee, Outside Director or consultant or advisor, and in any event may not be exercised after the expiration of the Option in accordance with the terms of the grant.

                      (ix) The employment relationship of an employee of the Company or an Affiliate shall be treated as continuing intact while the employee is on military or sick leave or other bona fide leave of absence if such leave does not exceed 90 days or, if longer, so long as the employee's right to reemployment is guaranteed either by statute or by contract.

                  (d) The holder of any Option granted under the Plan shall have none of the rights of a stockholder with respect to the shares covered by the Option until such stock shall be transferred to the holder upon the exercise of the Option.

         6. Grants to Outside Directors. Awards, other than Incentive Stock Options, may be made to Outside Directors. The Committee shall have the power and complete discretion to select Outside Directors to receive Awards. The Committee shall have the complete discretion, under provisions consistent with
Section 13, to determine the terms and conditions, the nature of the Award and the number of shares to be allocated as part of each Award for each Outside Director. The grant of an Award shall not obligate the Company to make further grants to the Outside Director at any time thereafter or to retain any person as a director for any period of time.

         7. Reload Options. The Committee may grant Options with a reload feature. A reload feature shall only apply when the exercise price is paid by delivery of Company Stock in accordance with Section 10. The Stock Option Agreement for the Option containing the reload feature shall provide that the holder of the Option shall receive, contemporaneously with the payment of the exercise price in shares of Company Stock, a Reload Option to purchase that number of shares of Company Stock equal to the sum of (i) the number of shares used to exercise the Option, and (ii) with respect to Nonqualified Stock Options, the number of shares used to satisfy Applicable Withholding Taxes. The terms of the Plan applicable to the Option shall be equally applicable to the Reload Option with the following exceptions: the option price per share of Company Stock deliverable upon the exercise of the Reload Option (i) in the case of a Reload Option that is an Incentive Stock Option being granted to a Participant who owns more than 10 percent of the total combined voting power of all classes of stock of the Company or an Affiliate, shall be 110% of the Fair Market Value of a share of Company Stock on the Date of Grant of the Reload Option, and (ii) in the case of a Reload Option which is an Incentive Stock Option being granted to any other Participant, or which is a Nonqualified Stock Option, shall be the Fair Market Value of a share of Company Stock on the Date of Grant of the Reload Option. The term of the Reload Option shall be the same as the Option which gave rise to the Reload Option. If the exercise price of an Option containing a reload feature is paid in cash and not in shares of Company Stock, the reload feature shall have no application with respect to such exercise.

         8. Stock Appreciation Rights. Concurrently with the award of any Option to purchase one or more shares of Company Stock, the Committee may, in its sole discretion, award to the optionee with respect to each share of Company Stock covered by an Option a related Stock Appreciation Right, which permits the optionee to be paid the appreciation on the related Option in lieu of exercising the Option. The Committee shall establish as to each award of Stock Appreciation Rights the terms and conditions to which the Stock Appreciation Rights are subject; provided, however, that the following terms and conditions shall apply to all Stock Appreciation Rights:

                  (a) A Stock Appreciation Right granted with respect to an Incentive Stock Option must be granted together with the related Option. A Stock Appreciation Right granted with respect to a Nonqualified Stock Option may be granted together with the grant of the related Option.

                  (b) A Stock Appreciation Right shall entitle the Participant, upon exercise of the Stock Appreciation Right, to receive in exchange an amount equal to the excess of (i) the Fair Market Value on the date of exercise of Company Stock covered by the surrendered Stock Appreciation Right over (ii) the Fair Market Value of Company Stock on the Date of Grant of the Stock Appreciation Right. The Committee may limit the amount that the Participant will be entitled to receive upon exercise of a Stock Appreciation Right.

                  (c) A Stock Appreciation Right may be exercised only if and to the extent the underlying Option is exercisable, and a Stock Appreciation Right may not be exercisable in any event more than 10 years after the Date of Grant.

                  (d) A Stock Appreciation Right may only be exercised at a time when the Fair Market Value of Company Stock covered by the Stock Appreciation Right exceeds the Fair Market Value of Company Stock on the Date of Grant of the Stock Appreciation Right. The Stock Appreciation Right may provide for payment in Company Stock or cash, or a fixed combination of Company Stock and cash, or the Committee may reserve the right to determine the manner of payment at the time the Stock Appreciation Right is exercised.

                  (e) To the extent a Stock Appreciation Right is exercised, the underlying Option shall be cancelled, and the shares of Company Stock represented by the Option shall no longer be available for Awards under the Plan.

         9.       Restricted Stock Awards.

                  (a) The Committee may make grants of Restricted Stock to a Participant. The Committee shall establish as to each award of Restricted Stock the terms and conditions to which the Restricted Stock is subject, including the period of time before which all restrictions shall lapse and the Participant shall have full ownership of the Company Stock. The Committee in its discretion may award Restricted Stock without cash consideration. All Restricted Stock Awards shall be evidenced by a Restricted Stock Agreement setting forth all the relevant terms of the Award.

                  (b) Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of until the restrictions have lapsed or been removed. Certificates representing Restricted Stock shall be held by the Company until the restrictions lapse, and the Participant shall provide the Company with appropriate stock powers endorsed in blank.

         10.      Method of Exercise of Options.

                  (a) Options may be exercised by the Participant (or his or her legal guardian or personal representative) by giving written notice of the exercise to the Company at its principal office (attention of the Corporate Secretary) pursuant to procedures established by the Company. The notice shall state the number of shares the Participant has elected to purchase under the Option. Such notice shall be accompanied, or followed within 10 days of delivery thereof, by payment of the full exercise price of such shares. The exercise price may be paid in cash by means of a check payable to the order of the Company or, if the terms of an Option permit, (i) by delivery or attestation of Mature Shares (valued at their Fair Market Value) in satisfaction of all or any part of the exercise price, (ii) by delivery of a properly executed exercise notice with irrevocable instructions to a broker to deliver to the Company the amount necessary to pay the exercise price from the sale or proceeds of a loan from the broker with respect to the sale of Company Stock or a broker loan secured by the Company Stock, (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) by any combination of (i) through (iii) hereof.

                  (b) Unless prior to the exercise of the Option the shares issuable upon such exercise have been registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933, the notice of exercise shall be accompanied by a representation or agreement of the individual or entity exercising the Option to the Company to the effect that such shares are being acquired for investment purposes and not with a view to the distribution thereof, and such other documentation as may be required by the Company, unless in the opinion of counsel to the Company such representation, agreement or documentation is not necessary to comply with any such act.

                  (c) The Company shall not be obligated to deliver any Company Stock until the shares have been listed on each securities exchange or market on which the Company Stock may then be listed or until there has been qualification under or compliance with such federal or state laws, rules or regulations as the Company may deem applicable. The Company shall use reasonable efforts to obtain such listing, qualification and compliance.

         11. Tax Withholding. Each Participant shall agree as a condition of receiving an Award payable in the form of Company Stock to pay to the Employer, or make arrangements satisfactory to the Employer regarding the payment to the Employer of, Applicable Withholding Taxes. Under procedures established by the Committee or its delegate, a Participant may elect to satisfy Applicable Withholding Taxes by (i) making a cash payment or authorizing additional withholding from cash compensation, (ii) delivering Mature Shares (valued at their Fair Market Value), or (iii) if the applicable Stock Option Agreement or Restricted Stock Agreement permits, having the Company retain that number of shares of Company Stock (valued at their Fair Market Value) that would satisfy all or a specified portion of the Applicable Withholding Taxes.

         12. Transferability of Awards. Awards shall not be transferable except by will or by the laws of descent and distribution.

         13.      Administration of the Plan.

                  (a) The Committee shall administer the Plan. Subject to the terms and conditions set forth in the Plan, the Committee shall have general authority to impose any term, limitation, or condition upon an Award that the Committee deems appropriate to achieve the objectives of the Award and of the Plan. The Committee may adopt rules and regulations for carrying out the Plan with respect to Participants and Beneficiaries. The interpretation and construction of any provision of the Plan by the Committee shall be final and conclusive as to any Participant or Beneficiary.

                  (b) The Committee shall have the power to amend the terms and conditions of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and provided that the consent of the Participant is obtained with respect to any amendment that would be detrimental to him or her, except that such consent will not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code or of other securities laws applicable to the Award.

                  (c) The Committee shall have the power and complete discretion
(i) to delegate to any individual, or to any group of individuals employed by the Company or any Affiliate, the authority to grant Awards under the Plan and
(ii) to determine the terms and limitations of any delegation of authority; provided, however, that the Committee may not delegate power and discretion to the extent such action would cause noncompliance with, or the imposition of penalties, excise taxes, or other sanctions under, applicable corporate law, Rule 16b-3, Code Section 162(m) or 409A, or any other applicable securities or tax law. (d) The Committee shall have the power to include one or more provisions in the terms of Award grants to provide for the cancellation of an outstanding Award in the event the Participant violates any agreement or other obligation dealing with non-competition, non-solicitation or protection of the Company's confidential information.

         14.      Change in Capital Structure; Change of Control.

                  (a) Change in Capital Structure. In the event of a stock dividend, stock split, or combination of shares, share exchange, share distribution, recapitalization or merger in which the Company is the surviving corporation, a spin-off or split-off of a subsidiary or Affiliate, or other change in the Company's capital stock (including, but not limited to, the creation or issuance to shareholders generally of rights, options, or warrants for the purchase of common stock or preferred stock of the Company), the aggregate number and kind of shares of stock or securities of the Company to be subject to the Plan and to Awards then outstanding or to be granted, the maximum number of shares or securities which may be delivered under the Plan under Sections 3(a), 3(b), or 9, the per share exercise price of Options, the terms of Awards, and other relevant provisions shall be proportionately and appropriately adjusted by the Committee in its discretion, and the determination of the Committee shall be binding on all persons. If the adjustment would produce fractional shares with respect to any unexercised Option, the Committee may adjust appropriately and in a nondiscriminatory manner the number of shares covered by the Option so as to eliminate the fractional shares.

                  (b) Effect of Change in Control on Options and Stock Appreciation Rights. Subject to the terms of any Employment Agreement, the Committee may provide in an Award agreement for, or in the event of a Change in Control may take such actions as it deems appropriate to provide for, any one or more of the following:

                      (i) Accelerated Vesting. The Committee may provide for the acceleration of the exercisability and vesting in connection with a Change in Control of any or all outstanding Options and Stock Appreciation Rights and shares acquired upon the exercise thereof upon such conditions, including termination of the Participant's service prior to, upon, or following such Change in Control, and to such extent as the Committee shall determine.

                      (ii) Assumption or Substitution. In the event of a Change in Control, the surviving, continuing, successor, or purchasing entity or parent thereof, as the case may be (the "Acquiror"), may, without the consent of any Participant, either assume or continue the Company's rights and obligations under any or all outstanding Options and Stock Appreciation Rights or substitute for any or all outstanding Options and Stock Appreciation Rights substantially equivalent options and stock appreciation rights (as the case may be) for the Acquiror's stock. Any Options or Stock Appreciation Rights which are neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

                      (iii) Cash-Out. The Committee may, in its sole discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Option or Stock Appreciation Right outstanding immediately prior to the Change in Control shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Company Stock subject to such canceled Option or Stock Appreciation Right in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the excess of the Fair Market Value of the consideration to be paid per share of Company Stock in the Change in Control over the exercise price per share under such Option or Stock Appreciation Right (the "Spread"). In the event such determination is made by the Committee, the Spread (reduced by applicable withholding taxes, if any) shall be paid to Participants in respect of the vested portion (and unvested portion, if so determined by the Committee) of their canceled Options and Stock Appreciation Rights as soon as practicable following the date of the Change in Control.

                      (iv) Effect of Change in Control on Restricted Stock Awards. The Committee may provide for the acceleration of the vesting of the shares subject to the Restricted Stock Award upon such conditions, including termination of the Participant's services to the Company prior to, upon, or following such Change in Control, and to such extent as the Committee shall determine.

         15. Effective Date. The effective date of the Plan is June ___, 2006. The Plan shall be submitted to the shareholders of the Company for approval. Until (i) the Plan has been approved by the Company's shareholders, and (ii) the requirements of any applicable federal or state securities laws have been met, no Restricted Stock shall be awarded, and no Option shall be granted or exercisable, that is not contingent on these events.

         16. Termination, Modification. If not sooner terminated by the Board, this Plan shall terminate at the close of business on June ___, 2016. No Awards shall be made under the Plan after its termination. The Board may amend or terminate the Plan as it shall deem advisable; provided, however, that no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 14), or reduces the minimum exercise price for Options, or exchanges an Option for another Award, unless such change is authorized by the shareholders of the Company. Except as otherwise specifically provided herein, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant's rights under an Award previously granted to him or her.

         17. American Jobs Creation Act of 2004.

                  (a) It is intended that the Plan comply in all applicable respects with Code Sections 409A(a)(2) through (4), as it may be amended from time to time, and any rulings, regulations, or other guidelines promulgated under either or both statutes (such statutes, rulings, regulations and other guidelines to be referred to collectively herein as "Section 409A"). This Plan, and any amendments thereto, shall therefore be interpreted and implemented at all times so as to (i) ensure compliance with Section 409A and (ii) avoid any penalty or early taxation of any payment or benefit under the Plan.

                  (b) Anything herein to the contrary notwithstanding, the Board shall approve and implement such amendments as it deems necessary or desirable to ensure compliance with Section 409A and to avoid any penalty or early taxation of any payment or benefit under this Plan; provided, however, that no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 14), or reduces the minimum exercise price for Options, or exchanges an Option for another Award, unless such change is authorized by the shareholders of the Company. No such amendment shall require the consent of any Participant.

         18. Interpretation and Venue. Except to the extent preempted by applicable federal law, the terms of this Plan shall be governed by the laws of the State of New York without regard to its conflict of laws rules.